Exhibit (h)(5)

Expense Limitation Agreement (General)

[Janus Henderson Investors US LLC Letterhead]

January 20, 2022

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (“Adviser”) in the form of a unitary fee with respect to Janus Henderson Mortgage-Backed Securities ETF (the “Fund”). This letter is to inform you that the Adviser will waive all or a portion of its unitary management fee for the Fund, from February 28, 2022 until February 28, 2023, under the following conditions:

In the event the operating expenses of the Fund, including the amount payable to the Adviser pursuant to Section 5 of the Investment Advisory Agreement, during the period February28, 2021 through February 28, 2023, exceed 0.28% of average daily net assets (including as the result of a reduction in the Fund’s asset levels causing the blended unitary fee rate to increase), the Adviser shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund by the amount of such excess, provided that there shall be excluded from such expenses distribution fees (if any), brokerage expenses or commissions, interest, dividends, taxes, litigation expenses, acquired fund fees and expenses (if any), and other extraordinary expenses not incurred in the ordinary course of the Fund’s business (including, but not limited to, legal claims and liabilities and litigation costs, and any indemnification related thereto), paid or payable by the Fund.

For the avoidance of doubt, the Adviser may not recover from the Fund fees and expenses previously waived or reimbursed.

This waiver/reimbursement will continue in effect until February 28, 2023, unless otherwise terminated, revised or extended. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC		JANUS DETROIT STREET TRUST

By:	/s/Brennan Hughes	By:	/s/ Jesper Nergaard
Brennan Hughes		Jesper Nergaard
Senior Vice President, Chief Accounting Officer and Treasurer		Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer